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SEC FILE NUMBER

CUSIP NUMBER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☑ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	December 31, 2009

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION
Terremark Worldwide, Inc.

Full Name of Registrant

Former Name if Applicable
One Biscayne Tower, 2 South Biscayne Boulevard, Suite 2800

Address of Principal Executive Office (Street and Number)
Miami, Florida 33131

City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☑
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
     Although the management of Terremark Worldwide, Inc. (the “Registrant”) has been working diligently to complete all required information for its Form 10-Q for the quarter ended December 31, 2009 (the “Form 10-Q”), the Registrant is unable to file its Form 10-Q within the prescribed time period without unreasonable effort or expense. The reason causing the Registrant’s inability to file timely could not be eliminated by the Registrant without unreasonable effort or expense.
     The Registrant is unable to file the 10-Q because the Registrant is experiencing delays in the collection and compilation of certain financial information required to be included therein. The Registrant is diligently completing its financial statements and related disclosures and anticipates that it will file the Form 10-Q no later than the fifth calendar day following the prescribed due date.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)
PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Adam T. Smith	(305)	856-3200
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☑ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☑ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

See Attachment A to this Form 12b-25.

Terremark Worldwide, Inc.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	February 10, 2010	By	/s/ Jose A. Segrera

Jose A. Segrera
Chief Financial Officer

ATTACHMENT A TO FORM 12b-25
Form 10-Q for the Quarter Ended December 31, 2009
PART IV — NARRATIVE
     As set forth below, we believe that a significant change in our results of operations between the corresponding periods for the last fiscal year will be reflected in the earnings statements to be included in the Form 10-Q.
     Anticipated Results of Operations for the Three Months Ended December 31, 2009 as Compared to the Three Months Ended December 31, 2008.
     Revenues. The following charts provide certain information with respect to our anticipated revenues:

	Three Months Ended
	December 31,
	2009	2008

United States	84%	88%
International	16%	12%

	100%	100%

	Three Months Ended December 31,
	2009		2008

Revenues consist of (in thousands):
Colocation	$27,896	38%	$22,315	34%
Managed and professional services	39,908	54%	37,941	58%
Exchange point services	4,793	6%	4,058	6%
Equipment resales	1,675	2%	1,563	2%

	$74,272	100%	$65,877	100%

     The anticipated $8.4 million, or 13% increase in revenues we believe is mainly due to both an increase in our deployed customer base and an expansion of services to existing customers. We believe that our deployed customer base increased to approximately 1,300 customers as of December 31, 2009 from 1,090 customers as of December 31, 2008. Anticipated revenues consist of:
•	colocation services, such as licensing of space and provision of power;

•	managed and professional services, such as network management, managed web hosting, outsourced network operating center services, network monitoring, procurement of connectivity, managed router services, secure information services, technical support and consulting;

•	exchange point services, such as peering and cross connects; and

•	procurement and installation of equipment.
     The anticipated $5.6 million, or 25% increase in colocation revenue we believe is primarily the result of an increase in our utilization of total net colocation space to 29.6% as of December 31, 2009 from 23.7% as of December 31, 2008. Our utilization of total net colocation space represents space billed to customers as a percentage of total space built-out and available to customers. For comparative purposes, space added during the three months ended December 31, 2009 was assumed to be also available as of December 31, 2008.
     The anticipated $2.0 million, or 5% increase in managed and professional services revenue we believe is primarily the result of an increase in orders from both existing and new customers as reflected by the growth in our customer base and utilization of space, as discussed above.
     The anticipated $0.7 million, or 18% increase in exchange point services revenue we believe is mainly due to an increase in cross-connects billed to customers. Cross-connects billed to customers is anticipated to have increased to 8,883 as of December 31, 2009 from 7,857 as of December 31, 2008.
     Revenues from equipment resales may fluctuate quarter over quarter based on customer demand.
     Costs of Revenues. Costs of revenues, excluding depreciation and amortization, is anticipated to have increased $7.7 million, or 22%, to $41.9 million for the three months ended December 31, 2009 from $34.2 million for the three months ended December 31, 2008. Cost of revenues, excluding depreciation and amortization, consist primarily of operations personnel, fees to third party service providers, procurement of connectivity and equipment, technical and colocation space rental costs, electricity, chilled water, insurance, property taxes, and security services. We believe that the increase is mainly due to $1.8 million in equipment procurement costs, $2.8 million in colocation space and utility costs, $1.1 million in connectivity procurement costs and $1.0 million in personnel costs.
     The anticipated $2.8 million increase in colocation space and utility costs is primarily the result of the opening of our new facility in Colombia and additional new colocation space in Miami, Florida, Culpeper, Virginia and Sao Paulo, Brazil. The $1.1 million increase in connectivity procurement costs is in line with increase in revenues from managed and exchange point services. The anticipated $1.0 million increase in personnel costs is mainly due to operations and engineering staffing levels increasing from 521 employees as of December 31, 2008 to 564 employees as of December 31, 2009, which is mainly attributable to the increase in managed services revenue and the increase in the utilization of our colocation space due to expansion of operations in California, Brazil and Colombia.
     Depreciation and Amortization Expenses. Depreciation and amortization expense is anticipated to have increased $2.2 million, or 29% to $9.7 million for the three months ended December 31, 2009 from $7.5 million for the three months ended December 31, 2008. The anticipated increase we believe is the result of capital expenditures mostly related to the expansion of our data center footprint and upgrades to the infrastructure of our current footprint.
     Interest Expense. Interest expense is anticipated to have increased $5.5 million, or 67%, to $13.7 million for the three months ended December 31, 2009 from $8.2 million for the three months ended December 31, 2008. We believe that this anticipated increase is due to an increase in our average outstanding debt balance during the period offset by a decrease in the amount of interest being capitalized. On June 24, 2009, we issued senior secured notes in the aggregate principal amount of $420 million. A portion of the loan proceeds were used to repay our first lien and second lien credit agreements, which had a face value of $150 million and $100 million, respectively. In addition, we repaid our 9% Senior Convertible Debt and Series B notes, which had a face value of $29.1 million and $4.0 million, respectively.
     Anticipated Results of Operations for the Nine Months Ended December 31, 2009 as Compared to the Nine Months Ended December 31, 2008.
     Revenues. The following charts provide certain information with respect to our anticipated revenues:

	Nine Months Ended
	December 31,
	2009	2008

United States	86%	87%
International	14%	13%

	100%	100%

	Nine Months Ended December 31,
	2009		2008

Revenues consist of (in thousands):
Colocation	$81,113	39%	$60,517	34%
Managed and professional services	109,850	52%	102,507	56%
Exchange point services	13,848	7%	11,721	6%
Equipment resales	5,025	2%	6,829	4%

	$209,836	100%	$181,574	100%

     The anticipated $28.3 million, or 16% increase in revenues we believe is mainly due to both an increase in our deployed customer and an expansion of services to existing customers. Our deployed customer base is anticipated to have increased to approximately to approximately 1,300 customers as of December 31, 2009 from 1,090 customers as of December 31, 2008. Anticipated revenues consist of:
•	colocation services, such as licensing of space and provision of power;

•	managed and professional services, such as network management, managed web hosting, outsourced network operating center services, network monitoring, procurement of connectivity, managed router services, secure information services, technical support and consulting;

•	exchange point services, such as peering and cross connects; and

•	procurement and installation of equipment.
     The anticipated $20.6 million, or 34% increase in colocation revenue we believe is primarily the result of an increase in our utilization of total net colocation space to 29.6% as of December 31, 2009 from 23.7% as of December 31, 2008. Our utilization of total net colocation space represents space billed to customers as a percentage of total space built-out and available to customers. For comparative purposes, space added during the nine months ended December 31, 2009 was assumed to be also available as of December 31, 2008.

     The anticipated $7.3 million, or 7% increase in managed and professional services revenue we believe is primarily the result of an increase in orders from both existing and new customers as reflected by the growth in our customer base and utilization of space, as discussed above.
     The anticipated $2.1 million, or 18% increase in exchange point services revenue we believe is mainly due to an increase in cross-connects billed to customers. Cross-connects billed to customers is anticipated to have increased to 8,883 as of December 31, 2009 from 7,857 as of December 31, 2008.
     Revenues from equipment resales may fluctuate quarter over quarter based on customer demand.
     Costs of Revenues. Costs of revenues, excluding depreciation and amortization, is anticipated to have increased $16.9 million, or 17% to $118.4 million for the nine months ended December 31, 2009 from $101.5 million for the nine months ended December 31, 2008. Costs of revenues, excluding depreciation and amortization, consist primarily of operations personnel, fees to third party service providers, procurement of connectivity and equipment, technical and colocation space rental costs, electricity, chilled water, insurance, property taxes and security services. The anticipated increase is mainly due to increases of $5.9 million in connectivity procurement costs, $5.7 million in colocation space and utility costs, $2.5 million in personnel costs and $1.3 million in equipment procurement costs.
     The anticipated $5.9 million increase in connectivity procurement costs we believe is in line with an increase in revenues from managed and exchange point services. The anticipated $5.7 million increase in colocation space and utility costs we believe is primarily the result of the opening of our new facility in Bogota, Colombia and additional new colocation space in Miami, Florida, Culpeper, Virginia and Sao Paulo, Brazil.
     The anticipated $2.5 million increase in personnel costs we believe is mainly due to operations and engineering staffing levels increasing from 521 employees as of December 31, 2008 to 564 employees as of December 31, 2009, which is attributable to the increase in managed services revenues and an increase in the utilization of our colocation space due to expansion of operations in Santa Clara, California, Sao Paulo, Brazil and Bogota, Colombia.
     General and Administrative Expenses. General and administrative expenses is anticipated to have decreased $3.2 million, or 11%, to $25.5 million for the nine months ended December 31, 2009 from $28.7 million for the nine months ended December 31, 2008. The anticipated decrease in general and administrative expenses we believe is mainly due to a decrease in one-time professional fees of $1.0 million, administrative personnel costs of $0.9 million and other costs of $0.5 million. The anticipated decrease in professional fees of $1.0 million relates to one-time costs incurred as a result of an evaluation of strategic alternatives by our Board of Directors in the nine months ended December 31, 2008. Personnel costs include payroll and share-based compensation. The anticipated $0.9 million decrease in administrative personnel we believe is the result of $0.2 million decrease in share-based compensation and a decrease in headcount from 158 employees as of December 31, 2008 to 152 employees as of December 31, 2009. The anticipated decrease in other costs of $0.5 million we believe is the result of closely monitoring our spending.
     Depreciation and Amortization Expenses. Depreciation and amortization expense is anticipated to have increased $7.4 million, or 37%, to $27.5 million for the nine months ended December 31, 2009 from $20.1 million for the nine months ended December 31, 2009. The anticipated increase we believe is the result of capital expenditures mostly related to the expansion of our data center footprint and upgrades to the infrastructure of our current footprint.
     Interest Expense. Interest expense is anticipated to have increased $14.8 million, or 68%, to $36.6 million for the nine months ended December 31, 2009 from $21.8 million for the nine months ended December 31, 2008. This anticipated increase we believe is mainly due to an increase in our average outstanding debt balance during the period. On June 24, 2009, we issued senior secured notes in the aggregate principal amount of $420 million. A portion of the loan proceeds were used to repay our first lien and second lien credit agreements, which had a face value of $150 million and $100 million, respectively. In addition, we repaid our 9% Senior Convertible Notes and our Series B Notes, which had a face value of $29.1 million and $4.0 million, respectively.
     Loss on Early Extinguishment of Debt. For the nine months ended December 31, 2009, it is anticipated that we have incurred a non-cash loss on the early extinguishment of our first lien and second lien credit agreements of $10.3 million.
     Change in Fair Value of Derivatives. For the nine months ended December 31, 2009, it is anticipated that we recognized a loss of $1.8 million, as compared to a loss of $4.1 million for the nine months ended December 31, 2008, due to the changes in the fair values of our derivatives which was mainly related to our two interest rate swap agreements that became effective February 2008 (first lien) and July 2008 (second lien). The interest rate swap agreements were settled in connection with the repayment of the credit agreements on June 24, 2009 for $8.4 million payable to the holders.
     Interest Income. Interest income is anticipated to have decreased $0.9 million, or 75%, to $0.3 million for the nine months ended December 31, 2009 from $1.2 million for the nine months ended December 31, 2008. We believe that this decrease is the result of lower interest rates on our cash and cash equivalents account balances for the period.

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